SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Commercial Operation of the TL 500 kV Curitiba Leste - Blumenau begins

Companhia Paranaense de Energia - COPEL (“Company”) company that generates, transmits, distributes and trades energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), communicates to its shareholders and the market in general that, on April 12, 2021, it received the Definitive Release Terms (TLDONS / 159/4/2021 and TLDONS / 161/4/2021) for the commercial operation of the Transmission Line (“TL”) 500 kV Curitiba Leste - Blumenau, a 100% Copel GeT asset, with retroactive effects to April 1, 2021.

TL Curitiba Leste - Blumenau is the last of the projects in Lot E of Auction 05/2015 by Aneel. With 144.5 km of extension (single circuit) and R$ 192 million in investments made, the project will provide an increase of R$ 38.6 million in the Company's Annual Revenue (“APR”).

LOT E

With an investment of R$ 524 million, Lot E consists of several transmission assets, auctioned at Auction 005/15, totaling 200 km of transmission lines and 800 MVA in substations. With the beginning of the commercial operation of the Curitiba Leste Line - Blumenau, since April 1, 2021, Copel GeT is receiving a APR of R$ 119 million referring to 100% of the APR of this set of assets.

Curitiba, April 13, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 13, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.